DUQUESNE LIGHT EXHIBIT 12.1

Duquesne Light Company and Subsidiaries

Calculation of Ratio of Earnings to Fixed Charges
(Dollar Amounts in Millions)

	Six Months Ended June 30, 2003			Year Ended December 31,
	2003	2002	2001	2000	1999		1998
FIXED CHARGES:
Interest on long-term debt	$23.2	$52.6	$60.1	$71.2	$76.9		$75.8
Other interest	0.6	2.2	0.7	3.1	4.8		1.3
Company obligated mandatorily redeemable preferred securities dividend requirements	6.3	12.6	12.6	12.6	12.6		12.6
Amortization of debt discount, premium and expense – net	1.6	2.6	2.2	2.3	2.5		5.3
Portion of lease payments representing an interest factor	0.6	1.9	3.1	6.8	43.0		44.1

Total Fixed Charges	$32.3	$71.9	$78.7	$96.0	$139.8		$139.1

EARNINGS:
Income from continuing operations	$32.9	$75.4	$53.4	$92.6	$151.0		$148.5
Income taxes	21.9	49.3	31.4	41.6	76.1	*	74.9	*
Fixed charges as above	32.3	71.9	78.7	96.0	139.8		139.1

Total Earnings	$87.1	$196.6	$163.5	$230.2	$366.9		$362.5

RATIO OF EARNINGS TO FIXED CHARGES	2.70	2.73	2.08	2.40	2.62		2.61

         *Earnings related to income taxes reflect a $3.0 million and $12.0 million decrease for the twelve months ended December 31, 1999 and 1998, due to a financial statement reclassification related to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. The ratio of earnings to fixed charges, absent this reclassification equals 2.65 and 2.69 for the twelve months ended December 31, 1999 and 1998.